Exhibit 2

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.

TRI-CONTINENTAL CORPORATION

Consideration of Insurance Program

VOTED:	That, upon recommendation of the Board Governance Committee, the proposed joint fidelity bond for the Closed-End Funds be, and it hereby is, approved, with such changes as counsel to the Closed-End Funds may approve.

VOTED:	That, upon recommendation of the Board Governance Committee, having taken into consideration all relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint fidelity bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to such Closed-End Fund is less than the premium it would have had to pay if it had provided and maintained a single fidelity bond, the portion of the premium to be paid by each Closed-End Fund pursuant to Rule 17g-1(e) under the 1940 Act be, and it hereby is, approved.

VOTED:	That, upon recommendation of the Board Governance Committee, the Board hereby determines that the participation, through June 30, 2022, of the Closed-End Funds in the Joint Insurance Agreement, pursuant to which the parties agree that in the event recovery is received under the bond as a result of a loss sustained by a Closed-End Fund and one or more other insureds, such Closed-End Fund shall receive an equitable and proportionate share of the recovery at least equal to the amount which it would have received had it maintained a single fidelity bond, is in the best interests of the Closed-End Funds.

VOTED:	That, upon recommendation of the Board Governance Committee, the Secretary or Assistant Secretary of each Closed-End Fund be, and each hereby is, authorized to cause such bond and joint fidelity bond agreement or any amendment thereto to be filed with the SEC pursuant to Rule 17g-1(g) under the 1940 Act.